UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EMPIRE RESOURCES, INC.

(Name of Subject Company)

TA CHEN INVESTMENT CORPORATION

(Offeror)

TA CHEN STAINLESS PIPE CO., LTD.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

292206E100

(CUSIP Number of Class of Securities)

Johnny Hsieh

5855 Obispo Avenue

Long Beach, California 90805

(562) 808-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Mark T. Hiraide, Esq.

Kevin Friedmann, Esq.

Mitchell Silberberg & Knupp LLP

11377 W. Olympic Boulevard

Los Angeles, California 90064

(310) 312-3768

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Ta Chen Investment Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ta Chen Stainless Pipe Co., Ltd., a Taiwan corporation (“Ta Chen”), for all of the outstanding shares of common stock of Empire Resources, Inc. (“Empire”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of March 30, 2017, by and among Ta Chen, Purchaser and Empire.

On April 1, 2017, pursuant to the requirements of the securities laws of Taiwan, Ta Chen submitted a filing disclosing the Offer. Such filing is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The filing has been translated from Chinese to English.

Notice to Investors

The Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Empire or any other securities. This communication is for informational purposes only. The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Empire common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by the Purchaser and Ta Chen, and the solicitation/recommendation statement will be filed with the SEC by Empire. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Filing Document, dated April 1, 2017

3